Exhibit 4.2

WAIVER NO. 1 UNDER INDENTURE

WAIVER NO. 1 (this “Waiver”) dated as of February 15, 2008 under the Indenture dated as of November 21, 2003 (the “Indenture”) by and among TEKNI-PLEX, INC., a Delaware corporation (the “Company”), the GUARANTORS party thereto (the “Guarantors”) and HSBC BANK USA, NATIONAL ASSOCIATION, a national banking association organized under the laws of the United States of America, as trustee (the “Trustee”).

WITNESSETH:

WHEREAS, the Company is contemplating various restructuring initiatives, which may include an exchange of certain Subordinated Notes for Voting Stock of the Company (the “Exchange”), which, if consummated, may under certain circumstances result in a Change of Control;

WHEREAS, the Company has conducted no substantive discussions relating to such restructuring initiatives, however, it has requested this Waiver in advance;

WHEREAS, the Company has requested that the Holders permanently and irrevocably waive compliance with Section 4.15 of the Indenture, to the extent that such section would otherwise require the Company to repurchase any Note or take any other action upon a Change of Control arising out of or in connection  with the Exchange;

WHEREAS, Section 9.02 of the Indenture provides that, subject to certain inapplicable exceptions, the Holders of a majority in aggregate principal amount of the Notes then outstanding voting as a single class may waive compliance in a particular instance by the Company with any provision of the Indenture, the Notes, the Security Documents or the Subsidiary Guarantees;

WHEREAS, the Holders that have approved this Waiver (as evidenced by their execution of a Consent Form) constitute Holders of a majority in aggregate principal amount of the Notes now outstanding and are willing to grant such waivers; and

WHEREAS, consistent with DTC practice, DTC has authorized direct participants in DTC set forth in the position listing of DTC as of the date hereof to approve this Waiver as if they were Holders of the Notes held of record in the name of DTC or the name of its nominee.

NOW, THEREFORE, the parties hereto agree as follows:

Section 1.  Definitions.  Unless otherwise defined herein, each term used herein which is defined in the Indenture has the meaning assigned to such term in the Indenture.

Section 2.  Waiver.  The Holders that have approved this Waiver (as evidenced by their execution of a Consent Form), as Holders of a majority in aggregate principal amount of the Notes outstanding voting as a single class, permanently and irrevocably waive compliance with Section 4.15 of the Indenture, to the extent that such section would otherwise require the Company to repurchase any Note or take any other action upon a Change of Control arising out of or in connection with the Exchange.

Section 3.  Indenture Remains in Full Force and Effect.  Except to the extent waived hereby, all provisions in the Indenture shall remain in full force and effect.

Section 4.  Separability.  If any one or more of the provisions contained in this Waiver shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 5.  Governing Law.  THIS WAIVER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO ANY OTHER CONFLICTS OF LAW PROVISIONS.